UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          NORLAND MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   656031-10-1
                                 (CUSIP Number)


                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576--1595

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656031-10-1                                               Page 2 of 12

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Norland Partners, L.P.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                       (b) (x)
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   A Delaware limited partnership
--------------------------------------------------------------------------------
NUMBER          7  SOLE VOTING POWER
OF SHARES
BENEFICIALLY       0
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       8  SHARED VOTING POWER
PERSON
WITH               0
                ----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   0
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)(  )
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

--------------------------------------------------------------------------------

CUSIP No. 656031-10-1                                               Page 3 of 12


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Novatech Management Corporation (the stockholders of which are Reynald G. Bonmati and Albert S. Waxman)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                        (b) (x)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware corporation
--------------------------------------------------------------------------------
NUMBER          7  SOLE VOTING POWER
OF SHARES
BENEFICIALLY       3,371,155
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       8  SHARED VOTING POWER
PERSON
WITH               0
                ----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   3,371,155
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,371,155

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) (  )
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

--------------------------------------------------------------------------------

CUSIP No. 656031-10-1                                               Page 4 of 12

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bones, L.L.C. (the managing members of which are Reynald G. Bonmati and Hans Schiessl)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                        (b) (x)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware limited liability company
--------------------------------------------------------------------------------
NUMBER          7  SOLE VOTING POWER
OF SHARES
BENEFICIALLY       10,234,833
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       8  SHARED VOTING POWER
PERSON
WITH               500,000
                ----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   10,234,833
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   500,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,734,833

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) (  )
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

CUSIP No. 656031-10-1                                               Page 5 of 12

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Albert S. Waxman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                        (b) (x)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
--------------------------------------------------------------------------------
NUMBER          7  SOLE VOTING POWER
OF SHARES
BENEFICIALLY       0
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       8  SHARED VOTING POWER
PERSON
WITH               3,371,155
                ----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   0
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   3,371,155
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,371,155

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) (  )
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

--------------------------------------------------------------------------------

CUSIP No. 656031-10-1                                               Page 6 of 12

                           Statement on Schedule 13D/A

          This Amendment amends the Statement on Schedule 13D of the undersigned filed with the Securities and Exchange Commission on January 14, 2000 (the "Original Statement") with respect to the beneficial ownership by such persons of shares of common stock, $.0005 par value per share ("Common Stock"), of Norland Medical Systems, Inc., a Delaware corporation (the "Issuer"). The filing of this Amendment is occasioned by certain errors in the reporting of certain transfers of the shares as described herein. This Amendment takes the place of the Original Statement.

         As of December 31, 1999, Norland Partners, L.P. ("Norland Partners") distributed all of the 7,735,201 shares of Common Stock of the Issuer owned by it to its partners in the following amounts: (i) 35,266 shares to John W. Buckman, a former associate of Novatech Management Corporation ("Novatech Management"), the general partner of Norland Partners; (ii) 2,975,106 shares to Novatech Management; (iii) 2,397,846 shares to Novatech Ventures L.P. ("Novatech Ventures"); and (iv) 2,326,983 shares to certain other partners (individuals and entities) of Norland Partners otherwise unrelated to Issuer.

         Novatech Management, after acquiring the 2,975,106 shares from Norland Partners on December 31, 1999, held 3,371,155 shares, including 369,049 shares it previously owned. The Original Statement erroneously described a distribution by Novatech Management of all of its shares to its two shareholders, Albert S. Waxman and Reynald G. Bonmati, which transaction did not, in fact, occur. Mr. Bonmati has filed his own amended Schedule 13D with respect to his beneficial ownership of securities of the Issuer.

         Novatech Ventures, after acquiring the 2,397,846 shares of Common Stock on December 31, 1999 from Norland Partners, immediately distributed such shares to its partners in the following amounts: (i) 847,454 shares to Bones, L.L.C. ("Bones"); (ii) 240,524 shares to Michael Huber, a Director of the Issuer; (iii) 295,290 shares to Mary Baker, wife of James Baker, a Director of the Issuer;
(iv) 558,801 shares to Reynald G. Bonmati, the Chairman of the Board, President, Treasurer and a Director of the Issuer, in repayment of an advance to the partnership in the amount of $311,706; (v) 3,089 shares to Sandrine Bonmati Trust in repayment of an advance to the partnership in the amount of $1,723;

CUSIP No. 656031-10-1                                               Page 7 of 12

(vi) 21,767 shares to Chrystele Bonmati Trust, in repayment of an advance to the partnership in the amount of $12,142; and (vii) 430,921 shares to certain partners (individuals and entities) of Novatech Ventures otherwise unrelated to the Issuer or its officers or directors.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Issuer, Norland Medical Systems, Inc. The principal executive office of the Issuer is located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

ITEM 2.  IDENTITY AND BACKGROUND.

          The Amended Statement is being filed jointly by Norland Partners, Novatech Management, Bones and Albert S. Waxman.

         Norland Partners is a Delaware limited partnership with an address at Premium Point, New Rochelle, New York 10801. The principal business of Norland Partners is that of a private investment fund. Norland Partners no longer beneficially owns any shares of the Issuer. Accordingly, pursuant to regulation section 240.13d-2, Norland Partners is not required to make any additional filings unless it hereafter becomes the beneficial owner of more than five percent of the class and is required to file pursuant to section 240.13d-1.

         The sole general partner of Norland Partners is Novatech Management, a Delaware corporation with an address at Premium Point, New Rochelle, New York 10801. Mr. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801, and Dr. Waxman, whose address is provided below, are the directors, executive officers and stockholders of Novatech Management. The Original Statement erroneously reported that Novatech Management no longer beneficially owned any shares of the Issuer.

         Bones is a Delaware limited liability company with an address at Premium Point, New Rochelle, New York 10801. The principal business of Bones is that of a private investment firm. The managing members of Bones are Reynald G. Bonmati and Hans Schiessl.

          Albert S. Waxman is a United States citizen with an address at 137 East Inlet Drive, Palm Beach, Florida 33480. The principal occupation or employment of Dr. Waxman is that of Senior Managing Partner, Psilos Group Managers, LLC, an investment firm. Dr. Waxman is a Director of the Issuer, and a principal shareholder of Novatech Management. This is Dr. Waxman's initial
Schedule 13D filing.

CUSIP No. 656031-10-1                                               Page 8 of 12

         During the past five years, none of the foregoing parties, including any of their executive officers or directors, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment is being filed as a result of the transactions described above. The reporting persons have no present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

CUSIP No. 656031-10-1                                               Page 9 of 12

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 12, 1999, there were 25,956,278 shares of Common Stock of the Issuer outstanding.

                  (1) As of December 31, 1999, Norland Partners has distributed all of its 7,735,201 shares of Common Stock to its partners. Norland Partners currently does not beneficially own any shares, or 0% of the outstanding Common Stock of the Issuer.

                  (2) As of December  31,  1999,  Novatech  Management  acquired
2,975,106 shares of Common Stock from Norland Partners and, including the 369,049 shares it previously owned, holds 3,371,155 shares of Common Stock. Novatech Management Corporation currently beneficially owns 12.9% of the outstanding Common Stock of the Issuer.

                  (3) As of December 31, 1999, Bones acquired 847,454 additional shares of Common Stock from Novatech Ventures. Bones may currently be deemed to beneficially own 10,734,833 shares of the Issuer's Common Stock, which represents 41.4% of the outstanding Common Stock.

                  (4) As of December 31, 1999, Albert Waxman does not directly own any shares of Common Stock; however Mr. Waxman may currently be deemed to be a beneficial owner of 3,371,155 shares of the outstanding Common Stock (or 12.9% of the total outstanding).

CUSIP No. 656031-10-1                                              Page 10 of 12

          (b) Norland Partners has sole power to vote and dispose of 0 shares of Common Stock and shared power to vote and dispose of 0 shares of Common Stock. Novatech Management has sole power to vote and dispose of 3,371,155 shares of Common Stock representing 12.9% of the outstanding Common Stock and shared power to vote and dispose of 0 shares of Common Stock. Bones has sole power to vote and dispose of 10,234,833 shares of Common Stock representing 41.4% of the outstanding Common Stock and has, as a result of being the control shareholder of Norland Medical Systems B.V., which holds 500,000 shares of Common Stock, shared power to vote and dispose of such 500,000 shares. Mr. Waxman has sole power to vote and dispose of 0 shares of Common Stock and shared power to vote and dispose of 3,371,155 shares of Common Stock representing 12.9%, of the total outstanding.

         (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of, the Issuer that are owned beneficially by the reporting persons.

          (e) Norland Partners ceased to be beneficial owner of more than five percent of the Common Stock on December 31, 1999. Accordingly, pursuant to Regulation Section 240.13d-2, it is not required to make any additional filings unless it either hereafter becomes the beneficial owner of more than five percent of the class and is required to file pursuant to 240.13d-1. Item 5(e) is not applicable to Bones or Dr. Waxman.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE
         SECURITIES OF THE COMPANY

         Pursuant to the Norland Partners Partnership Agreement, the shares distributed by Norland Partners to its partners on December 31, 1999 were valued at the average of the closing bid and ask prices for the last five trading days ending on the day of the transfer. Such shares were valued at $0.55781 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Joint Filing Agreement.

CUSIP No. 656031-10-1                                              Page 11 of 12


                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, each of Norland Partners, Novatech Management Corporation, Bones and Albert S. Waxman certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2000

                            NORLAND PARTNERS, L.P.
                            By: Novatech Management Corporation,
                            General Partner

                            By: Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                President

                           NOVATECH MANAGEMENT CORPORATION


                           By:  Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                President

                           BONES, L.L.C.


                           By:  Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                Managing Member


                               Albert S. Waxman
                               ------------------------
                               Albert S. Waxman

CUSIP No. 656031-10-1                                              Page 12 of 12
                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

          In accordance with the Rule 13d-1(k)(1) under the Securities Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Common Stock of Norland Medical Systems, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 11th day of January, 2000.


                            NORLAND PARTNERS, L.P.
                            By: Novatech Management Corporation,
                            General Partner

                            By: Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                President

                           NOVATECH MANAGEMENT CORPORATION


                           By:  Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                President

                           BONES, L.L.C.


                           By:  Reynald G. Bonmati
                               ---------------------------------
                                Reynald G. Bonmati
                                Managing Member


                               Albert S. Waxman
                               ------------------------
                               Albert S. Waxman